TENET
ADVISORY GROUP

February 6, 2018

Mr. Peterson,

Please find enclosed the requested reserve report for all oil and gas properties owned by PEDEVCO Corp. in Weld County, CO effective as of January 1, 2018. This report supersedes the report previously issued on January 31st, 2018.

With regards,

Joe C, Bullard, P.E.

STATE OF TEXAS
JOE BULLARD
125916
LICENSED
PROFESSIONAL ENGINEER

Tenet Advisory Group, LLC 7700 W Hwy 71, Ste. 300 Austin, TX 78735 (512) 215-0880

PEDEVCO Corp.
Reserve Report

As of Date:

Jan 1,2018

Tenet Advisory Group, LLC

Reserve Report on the Petroleum Properties of PEDEVCO Corp. by Tenet Advisory Group, LLC
Certified Professional Engineering Company
State of Texas Registration Number F-18903

7700 West HWY 71, Suite 300
Austin, TX USA 78735

Originally Issued on
02/06/2018

Disclosures

This report is provided to PEDEVCO Corp ("PEDEVCO") using reserve and contingent resource definitions and disclosure guidelines documented by the Securities and Exchange Commission (SEC), Society of Petroleum Engineers (SPE), World Petroleum Council (WPC), and American Association of Petroleum Geologists (AAPG).

This report utilizes assumptions, data, methods and procedures that are appropriate for the purpose served by the report as required by the Securities and Exchange Commission. Significant data was collected and examined in the preparation of this report. Performance decline trends, offset production, maps, analog information and accounting statements were all studied.

This report covers one hundred percent (100%) of the oil and gas reserves of PEDEVCO. All of the oil and gas reserves of PEDEVCO are located in Weld County, Colorado. This report covers PEDCO's directly owned working and net revenue interest in its wholly owned subsidiary Red Hawk Petroleum, LLC.

New regulations could have an adverse effect on the reserves calculated in this report. Importantly a ban on hydraulic fracturing in the area could significantly decrease or eliminate the PUD and PR-UD reserves represented in this report.

Tenet Advisory Group, LLC ("TAG") has used all methods and procedures as it considers necessary under the circumstances to prepare this report.

Joe C. Bullard, P.E. performed all of the relevant technical work during the creation of this report. He is a Managing Partner of Tenet Advisory Group, LLC, ("**TAG**") a Texas Limited Liability Company. TAG is certified as a professional engineering company in the state of Texas. TAG's State of Texas registration number is F-18903. Mr. Bullard has a B.S. degree in Petroleum Engineering from Texas A&M University. He is a registered professional engineer in the state of Texas. His State of Texas professional engineering number is 125916. Mr. Bullard has over 38 years of experience in creating reserve reports and completing reserve analyses for conventional and unconventional fields in the United States.

Scope of Investigation

This report is an appraisal, as of January 1st, 2018, of the extent and value of the proved and probable crude oil, natural gas liquids (NGL) and natural gas reserves of properties owned PEDEVCO. The reserves and resources recorded on the 'as of' date were calculated using the current field economic and productivity conditions. Changes to these conditions may significantly affect reserves. The reserves presented in this report have been prepared in accordance with guidelines as set forth by the Securities and Exchange Commission, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. The reserves estimated for this report are for producing wells and undeveloped drilling locations.

Summary

The estimated net proved reserves, as of January 1st, 2018, of the properties appraised are summarized as follows, and expressed in thousands of barrels (MBBL) or millions of cubic feet (MMCF):

Category	Net Oil + NGL	Net Gas	NPV Undiscounted	NPV Discounted 10%
	Reserves (MBBL)	Reserves (MMCF)	(M$)	(M$)
TOTAL (Proved + Probable)	2,768.51	6,651.96	63,950.98	34,921.94
Proved Developed Producing (PDP)	376.56	799.66	6,915.78	5,363.30
Proved Undeveloped (PUD)	2,237.98	5,554.54	51,052.85	25,866.33
TOTAL PROVED	2,614.54	6,354.20	57,968.63	31,229.63
Probable Undeveloped (PR-UD)	153.98	297.75	5,982.35	3,692.31
TOTAL PROBABLE	153.98	297.75	5,982.35	3,692.31

Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after the specified as of date. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by PEDEVCO after deducting all interests owned by others. This report presents values that were estimated for reserves using reasonable estimated costs and prices calculated using the average of the first day of every month in the year prior.

Values shown in this report for reserves are expressed in terms of estimated future gross revenue, future net revenue, and present worth. Future gross revenue is that revenue which will accrue to the appraised interests from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, transportation costs, and capital costs from the future gross revenue. All costs presented in this report are based on current market conditions and best engineering judgment and are subject to change. Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities. Future income taxes were not taken into account in the preparation of these estimates. Present worth is defined as future net revenue discounted at a specified arbitrary discount rate compounded monthly over the expected period of realization. In this report, present worth values using a discount rate of 10 percent are reported in detail.

Estimates of oil, natural gas liquids (NGL) and natural gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information becomes available. Not only are such reserve and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in the preparation of this report was obtained from PEDEVCO and from public sources.

Estimation of Reserves

Estimates of reserves were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history. Decline curve analysis was the primary method used to calculate reserves in place.

Reserves were estimated for 26 undeveloped locations and 38 current producers identified by PEDEVCO. The locations are generally well positioned to develop the acreage available in accordance with the geologic interpretation. Consideration was given to information on offset producing wells to determine the categorization of reserves for each location.

Oil reserves estimated herein are those to be recovered by normal lease separation. Gas volumes estimated herein are expressed as wet gas and residue sales gas. Wet gas is defined as the total gas to be produced before reductions for volume loss due to fuel and flare consumption and reduction for plant processing. Residue sales gas is defined as that portion of the wet gas to be produced from the reservoirs, measured at the tail gate sales meter of the gas processing plant, after reductions for fuel usage, flaring and shrinkage resulting from field separation and gas plant processing. Gross gas volumes are reported as wet gas. Net gas volumes for the Red Hawk operated wells are reported as residue sales gas. Net gas volumes for wells operated by other companies are reported as wet gas volumes, reduced by PEDEVCO's net revenue interests. All gas volumes are expressed at standard temperature and pressure. NGL volumes, which are a byproduct of processing wet gas volumes at gas processing plants, were forecast for the Red Hawk operated wells based on an analysis of NGL recoveries for the last available 12 months as reported by gas processing plant statements. Detailed gas plant processing statements were not available for the wells operated by other companies, and although no NGL volumes were forecast in this report for these outside operated wells the value of the associated NGL volumes were incorporated into the net wellhead (wet) gas prices determined from lease revenue statements.

Valuation of Reserves

This report has been prepared using industry standard price and cost assumptions. The oil price was based on historical EIA reported Cushing spot prices for the previous twelve months. The gas price was based on historical EIA reported Henry Hub spot prices for the previous twelve months. The price of each commodity was determined on the first day of each of the 12 months prior to January 1, 2018 and then averaged together to yield one oil price and one gas price. Oil and gas offsets were calculated by comparing the historical pricing to current lease operating, gas statements, and oil contracts provided by PEDEVCO along with current deductions and current gains for items such as crude & gas quality, processing, and transportation. All prices were held flat throughout all future dates. The following illustrates the prices and offsets used in this report:

For Red Hawk Petroleum Operated Wells:

Oil Price ($/bbl)	Oil Price Offset ($/bbl)	Realized Oil Price ($/bbl)	Gas Price ($/MMbtu)	Gas Price Offset ($/MCF)	Effective Gas Price ($/Mcf)
51.03	-3.15	$47.88	$2.99	-.94	$2.05

Operating Expenses and Capital Costs

All costs presented in this report are based on current market conditions and best engineering judgment and are subject to change. Operating expenses and capital costs were based on recent historical costs as reported in both the operated and non-operated field areas that the PDP, PUD and PR-UD reserves are located.

Comments on the Independence of Tenet Advisory Group, LLC

In creation of this report Tenet Advisory Group LLC ("**TAG**") served as an independent third party contractor. TAG has a non-exclusive consulting contract with PEDEVCO. The compensation from this contract is paid in cash once a month using hourly billings provided to PEDEVCO by TAG.

To further clarify TAG (and its owners and partners):

1. Are not on the board of PEDEVCO
2. Have no control over PEDEVCO and serve solely in the capacity as consultants
3. Have no voting power over PEDEVCO
4. TAG works on an arm's length basis from PEDEVCO
5. TAG is a private company with 100% of its ownership held by certain employees of TAG.

Definitions and Guidelines for Petroleum Resources

The reserves and economics presented in this report have been prepared in accordance with guidelines as set forth by the Securities and Exchange Commission, the World Petroleum Council, the American Association of Petroleum Geologists, and the Society of Petroleum Evaluation Engineers. Links to these definitions and guidelines can be found here:

http://www.ecfr.gov/cgi-bin/text-idx?tpl=/ecfrbrowse/Title17/17cfr210_main_02.tpl

http://www.spe.org/industry/reserves.php